

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2018

David Moss
Chief Financial Officer
Inmune Bio, Inc.
1224 Prospect Street, Suite 150
La Jolla, CA 92037

> **Re: INmune Bio Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted February 14, 2018**
> **CIK No. 0001711754**

Dear Mr. Moss:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 7

1. We note your response to our prior comment 6 and reissue. It appears that you have not commenced any clinical trials for any of your product candidates. Please revise your product pipeline table on page 8 to better illustrate the current status of development of your product candidates and to disclose the indications you are pursuing as well as your anticipated development timelines.

2. We note your response to our prior comment 7 and reissue in part. Please revise the product pipeline table on page 8 to eliminate any duplication that may cause confusion. If you have only two product candidates, there should only be two rows identifying those candidates in the table and only one table.

3.   We note your response to our prior comment 9 and reissue. Given the early stage of development of your product candidates, please revise to eliminate disclosure suggesting that they may be "safer, easier to execute and more effective than currently available treatments." We note that this disclosure still appears in Note 1 to the consolidated financial statements for the year ended December 31, 2016 and for the period from September 25, 2015 (Inception) to December 31, 2015 and Note 1 to the consolidated financial statements for the three and nine months ended September 30, 2017 and 2016.

JOBS Act, page 9

4.   Please refer to your response to comment 11. The revisions you made on pages 33 and 59 do not clarify that you have elected to use the transition period for complying with new or revised accounting standards. Please add this to the bullet points on pages 33 and 59 and clarify that this election allows you to delay the adoption of new or revise accounting standards that have different effective dates for public and private companies until those standards apply to private companies.

Risk Factors
We are conducting a primary and secondary offering concurrently, page 34

5.   We note your response to our prior comment 2 and reissue in part. Please revise this risk factor to address the possibility that the secondary offering could hinder your ability to raise funds in your best efforts primary offering.

Use of Proceeds, page 34

6.   We note your response to our prior comment 15. Please indicate how much of the remaining proceeds, based on the minimum and the maximum potential proceeds, will be dedicated to each of the uses specified: manufacturing, research and development activities, working capital and general corporate purposes. Please also specify what you mean by manufacturing, research and development activities.

Business, page 37

7.   We note your disclosure on page 40 that the principle of TpNK killing has been demonstrated in two Phase I trials in patients with AML. Please describe in this section when these two Phase I trials began, where they were being conducted, the number of participants, the method by which the products were administered, serious adverse effects, and primary and secondary endpoints.

8.   We note your response to our prior comment 20 and reissue in part. Please expand the disclosure in this section to discuss your manufacturing business and provide the disclosure required by Item 101(h)(4) of Regulation S-K.

INKmune: Our NK cell Directed Product Candidate, page 40

9.   We note your response to our prior comment 21 and reissue. We note your disclosure in this section about the potential effects of INKmune such as converting a resting NK cell into a tumor primed NK cell. As you have not demonstrated the efficacy of your product candidate yet, please revise these statements to indicate that they are your beliefs.

INKmune Product Development Path Proposed Phase I/II Study in patients with cancer, page 43

10.   We note your disclosure that you expect the therapy to well tolerated in the Phase I to be performed under a CTA issued by the MHRA at the University College of London Hospital in London based on pre-clinical studies and observation of similar clinical trials with similar products and delivery strategies. Please identify these pre-clinical studies and clinical trials in this section.

Intellectual Property, page 45

11.   We note your response to our prior comment 23 and reissue. Please revise the tables on page 45 to disclose the specific products, product groups and technologies to which each patent in the table relates, whether the patents are owned or licensed from third parties, the type of patent protection, such as composition of matter, use or process, and the patent expiration dates. Please also explain what jurisdictions are covered by PCT in the last column in the table and how you file a global patent.

INKmune License Agreement, page 46

12.   We note your response to our prior comment 26 and reissue. Please disclose the nature and scope of the intellectual property transferred in the license agreement with INmune Ventures, LLC, what you mean by Patent Rights in the Field, the duration of the agreement, the royalty term and the termination provisions.

13.   We note your response to our prior comment 27 and that you removed the royalty rate that the company has agreed to pay Xencor and the details of the sublicensing terms. Please restore this disclosure in the next amendment.

Government Regulation, page 50

14.   We note your response to our prior comment 31 and reissue in part. Please briefly describe how the drug approval process works in Australia and Europe.

INB03 Product Development Path: Proposed Phase I and Phase II Studies in patients with cancer, page 51

15.   Please remove the statements that you do not expect significant safety issues based on pre-clinical studies in rodents and non-human primates and that the safety profile of combination therapy with INB03 and CPI is expected to be better than CPI alone.

Management's Discussion and Analysis
Licensing and Collaboration Agreements, page 62

16.   We note your response to our prior comment 35 and reissue. Please disclose the duration of your agreement with the Anthony Nolan Cord Blood Bank, the royalty term, and any termination provisions. Please file this agreement as an exhibit to the registration statement or tell us why you believe that you are not required to file this agreement pursuant to Item 601(b)(10) of Regulation S-K.

Management, page 66

17.   We note your disclosure that you have a Scientific Advisory Board. Please describe the role or function of the Scientific Advisory Board and whether there are any rules or procedures governing such board.

18.   We note your response to our prior comment 37 and reissue in part. Please describe Mr. Moss's role in taking Tonix Pharmaceuticals public.

Executive Compensation, page 71

19.   Please update your executive and director compensation disclosure to provide the information required by Item 402 of Regulation S-K as of December 31, 2017, the date of your most recently completed fiscal year. For guidance, refer to Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Certain Relationships and Related Transactions, page 75

20.   We note your response to our prior comment 41. Please revise the lead in paragraph to this section to reflect the language from Item 404(d) of Regulation S-K.

Plan of Distribution, page 77

21.   We note your response to our prior comment 13 and reissue. We note your disclosure in this section concerning the purchase of common stock and warrants by investors. As you are only offering investors common stock, please revise accordingly.

Consolidated Financial Statements for the Year Ended December 31, 2016 and from September 25, 2015 (Inception) to December 31, 2015
Note 8 - Commitments and Contingencies, page 91

22.   We refer to your response to comment 43. Based on your response, it appears that you classified the stock payable as a liability due to the fact that the shares were not yet issued as of the balance sheet date. Please tell us how you determined that the stock payable met the definition of a liability in Concept Statement 6 given that you have an obligation to transfer shares rather than assets. Please also tell us what consideration you gave to the

fact that since you are obligated to issue a fixed number of shares at a fixed price, the recipients of such shares are economically exposed to changes in your share price. Finally, tell us what consideration you gave to the guidance in ASC 815-40-25-4.

<u>Selling Stockholders, page 108</u>

23.   We note your response to our prior comment 46 and reissue in part. Please confirm whether Kenneth M. Sutin has voting and investment control of the shares held by the M.D. Revoc Trust. We also note that Lawrence A. Pabst appears in the table twice. Please revise or advise.

     You may contact Vanessa Robertson at 202-551-3649 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: David Manno